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                                                                   Exhibit a(13)

Contact:
Grace Protos
(212 )929-5500


FOR IMMEDIATE RELEASE:

TB WOOD'S Corporation Announces Final Results of Self-Tender Offer

CHAMBERSBURG, PA, December 24, 1999 -- TB Wood's Corporation (NYSE:TBW) today announced the final results of its "Dutch Auction" self tender offer, which expired at 12:00 Midnight, New York City time, on December 17, 1999. The Company commenced the tender offer for up to 400,000 shares of its common stock, or approximately 6.8% of its then-outstanding shares, at a purchase price not greater than $12.50 nor less than $9.00 per share on November 12, 1999. Based upon a final count by American Stock Transfer & Trust Company, the depositary for the offer, a total of 424,398 shares were tendered at $9.00 per share. Due to the over-subscription, shares tendered will be pro-rated. The Company will purchase 400,000 shares at $9.00 per share, resulting in a final pro-ration factor of 94%. The Company expects that the depositary will begin issuing payment for shares purchased in the offer on December 27, 1999 and will complete the payment process as promptly as possible. Shares not purchased pursuant to the offer will be promptly returned by the depositary. Stockholders may obtain further information by calling the Company directly and asking for Thomas F. Tatarczuch, Vice President-Finance, or Michael L. Hurt, President, or by calling our Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885.